Exhibit 99.1

For Immediate Distribution

Fundtech Acquires Accountis – Entering the Electronic Invoice
Presentment and Payment Business

Acquisition further expands Fundtech’s product suite in the corporate banking financial supply chain

Jersey City, N.J., February 7, 2008, Fundtech Ltd. (NASDAQ: FNDT), a market leader in global corporate banking solutions, today announced the acquisition of Accountis Ltd. of Bangor, Wales, a leading supplier of electronic invoice presentment and payment (EIPP) systems. Adding EIPP capabilities to Fundtech’s existing product lines of payments, cash management and settlements systems, expands its end-to-end corporate banking systems, and adds to the company’s capabilities in enabling the emerging financial supply chain.

Under the terms of the definitive agreement, Fundtech paid GBP 3.8 million in cash at closing and an additional amount of up to GBP 2.0 million in cash will be paid over the next three years based on the financial performance of Accountis. Accountis reported un-audited revenues of approximately GBP 1.0 million for the 12 months ended December 31, 2007.

Accountis’ electronic financial document exchange and payment solutions automate the way companies interact with one another through their accounts payable and receivables departments. This significantly reduces the time and expense involved with processing, paying and reconciling invoices. The European Association of Corporate Treasurers has shown that e-invoicing is capable of saving corporations up to 80 percent by eliminating the paper invoice processing, printing and postage costs associated with traditional billing.  In addition, suppliers are able to receive payments faster.

The Accountis system addresses many of the key barriers to adoption of EIPP systems among corporations:

•	Corporations that are suppliers of goods and services are able to easily adopt the Accountis system.

•	Accountis’ Enterprise Accounts Payable and Accounts Receivable systems seamlessly integrate with existing accounting and enterprise resource planning (ERP) systems.

•	The system is highly secure, supporting digital signatures and operating over a secure network.

•	Compliance with local tax regulations.

•	Corporations can make and receive validated payments through UK bank accounts by means of the Bankers Automated Clearing System (BACS).

Accountis has an established customer base of well-known companies such as: DHL, Virgin Retail, Goodyear Dunlop, Marconi, T-Mobile, Warner Bros., ICICI Bank.

"The acquisition of Accountis is an important step in Fundtech's growth plan as we leverage new technology to expand our market leadership to encompass the Financial Supply Chain.” said Reuven Ben Menachem, CEO of Fundtech. "We welcome Accountis employees and clients into the Fundtech family and look forward to our mutual success."

Rhys Jones, Founder and Managing Director of Accountis said “We are pleased to become part of Fundtech’s global organization and join forces to significantly impact Financial Supply Chain automation.  Fundtech’s global sales and support reach will help us capitalize on the early market momentum that Accountis has generated.”

Fundtech management will discuss the Accountis acquisition during its conference call to be held after the release of its Q4 2007 earnings on Tuesday, February 19,

2008 at 8:30 AM (EST). The conference call numbers are 1-866-800-8051 or 1-617-617-2704 (ask for the Fundtech call).

About Fundtech

With thirteen offices on four continents, Fundtech Ltd is a leading provider of software solutions and services to financial institutions around the world. The company develops and sells a broad array of products across the "financial supply chain" that enable banks to automate their corporate banking activities in order to improve efficiency, while providing their customers flexibility, convenience and control. Fundtech offers products in five business segments: payments, cash management, settlements, financial messaging, and post-trade securities settlement.

Fundtech is a publicly traded company, listed on NASDAQ (FNDT). The company was founded in 1993. For more information, please visit www.fundtech.com.

Forward Looking Statements:

This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2006, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

Press Contacts:
Metia Inc.
(UK)
Ben Jarrold, +44 (0) 20 3100 3610
ben.jarrold@metia.com

(US)
Charlotte Crivelli, +1 917-320-6452
charlotte.crivelli@metia.com

Corporate Contacts:
Fundtech Corporation
George Ravich, +1 201-215-6530
george.ravich@fundtech.com

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